SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
               OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                     1-14192


                            (Commission File Number)

                               VANSTAR CORPORATION


             (Exact name of registrant as specified in its charter)

                        2575 Westside Parkway, Suite 500
                            Alpharetta, Georgia 30004
                                 (770) 619-6000


               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                     Common Stock, par value $.001 per share


            (Title of each class of securities covered by this Form)

               6 3/4% Convertible Subordinated Debentures due 2016
                  6 3/4% Trust Convertible Preferred Securities


              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [x]  Rule 12g-4(a)(2)(ii)  [ ]  Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ]  Rule 12h-3(b)(1)(i)   [x]  Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]  Rule 12h-3(b)(1)(ii)  [ ]  Rule 15d-6           [ ]

Approximate number of holders of record as of the certificate or notice date:
                              Common Stock: One (1)

         Pursuant to the requirements of the Securities Exchange Act of 1934, Vanstar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 23, 1999                         VANSTAR CORPORATION

                                        By:   /s/ DAVID C. GUENTHNER
                                      Name:   David C. Guenthner
                                     Title:   Executive Vice President


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